Exhibit 99.14

NEO Exchange: NETZ

FSE: M2Q

NEWS RELEASE

CARBON STREAMING COMMENTS ON NEAR-TERM CASH FLOW,

CARBON CREDIT SALES, COP26

Tremendous Demand for Carbon Credits at
Premium Pricing Signals Strong Future

TORONTO, ONTARIO, November 16, 2021 - Carbon Streaming Corporation (NEO: NETZ) (FSE: M2Q) (“Carbon Streaming” or the “Company”) is pleased to comment on the existing carbon streaming investments in our portfolio and the strong demand and surging prices in the voluntary carbon markets for REDD+ (Reducing Emissions from Deforestation and forest Degradation) carbon credits. In addition, the Company would like to congratulate the almost 200 countries that came together for the 26th UN Climate Change Conference of the Parties (“COP26”) that reinforced a global commitment to adaptation, mitigation, finance mobility and collaboration, all key actions to address climate change.

Commercial Highlights

●	Carbon Streaming expects to receive up to 7 million Verra registered REDD+ carbon credits in the first half of 2022 (“1H22”) from our existing carbon credit streaming investments into the Rimba Raya and Cerrado Biome projects.
●	The Company has been experiencing strong demand at premium prices for the credits the Company expects to receive in 1H22.
●	REDD+ 2021 vintage carbon credits are currently trading for an average of US$13.72/credit (as seen on www.carboncredits.com). REDD+ credits have approximately doubled in price since Carbon Streaming invested in both Rimba Raya and Cerrado Biome projects.
●	REDD+ carbon credit prices are rising in a market that is rapidly expanding. According to Forest Trends’ EcoSystem Marketplace Initiative, transactions of REDD+ credits have grown 280% between September 2020 and September 2021. This year the voluntary carbon credit market has exceeded US$1 billion as of November 9, 2021.
●	Carbon credits with co-benefits such as support for community wellbeing and biodiversity exemplified by our project streams in Rimba Raya and Cerrado Biome command premium market pricing for the carbon credits these projects produce.

COP26 Highlights:

●	After 6 years, an agreement on Article 6 of the Paris Agreement, the rules governing global trading in offsets, has been reached. This is expected to bring greater transparency, rigor and buyer confidence to the voluntary carbon markets.
●	Over 100 nations agreed to a non-binding pact to end deforestation by 2030.
●	A declaration was signed by 23 parties on International Aviation Climate Ambition seeking to ensure maximum efficacy of CORSIA (Carbon Offsetting and Reduction Scheme for International Aviation).

“In conjunction with global talks on climate change at COP26, significant upward momentum in prices and the exponential growth of the voluntary carbon markets, we are seeing incredibly strong interest in our portfolio of high-quality nature-based carbon offsets,” stated Justin Cochrane, Carbon Streaming’s CEO. “It’s important to remind investors that we’re expecting the issuance of up to 7 million REDD+ credits in the first half of 2022 from our current carbon credit streaming investments.”

Mr. Cochrane continued: “With current prices in the US$13-$14/credit range for REDD+ carbon credits and the strong upward pricing momentum we are seeing, Carbon Streaming expects the credits delivered under these streams to benefit from increasing price and demand which should, in turn, generate substantial cash flow to the Company and our strategic partners.”

About Carbon Streaming Corporation

Carbon Streaming is a unique ESG principled investment vehicle offering investors exposure to carbon credits, a key instrument used by both governments and corporations to achieve their carbon neutral and net-zero climate goals. Our business model is focused on acquiring, managing and growing a high-quality and diversified portfolio of investments in projects and/or companies that generate or are actively involved, directly or indirectly, with voluntary and/or compliance carbon credits.

The Company invests capital through carbon credit streaming arrangements with project developers and owners to accelerate the creation of carbon offset projects by bringing capital to projects that might not otherwise be developed. Many of these projects will have significant social and economic co-benefits in addition to their carbon reduction or removal potential.

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ON BEHALF OF THE COMPANY:

Justin Cochrane, Chief Executive Officer

Tel: 647.846.7765

info@carbonstreaming.com

www.carbonstreaming.com

Advisories

The links to third party websites and sources contained in this new release are provided for informational purposes and are not to be considered statements of the Company.

Cautionary Statement Regarding Forward-Looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively, ‘forward-looking information’) within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements and figures with respect to the timing and estimation of future carbon credit generation from the Company’s existing investments; current and anticipated carbon prices; anticipated cash flow from the Company’s carbon stream investments; the incremental value of carbon credits with co-benefits; the expected benefits from the Article 6 agreement; and statements regarding the Company’s financial future) are forward-looking information. This forward-looking information is based on the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: general economic, market and business conditions and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s Annual Information Form dated as of September 27, 2021 filed on SEDAR at www.sedar.com.

Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.